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January 7, 2020

VIA EDGAR TRANSMISSION

Nicholas P. Panos

Senior Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street NE

Washington, D.C. 20549

Re:	Synthorx, Inc.

Schedule TO-T filed on December 23, 2019

Filed by Thunder Acquisition Corp., Aventis Inc. and Sanofi (collectively, the “Offerors”)

File No. 005-90741

Dear Mr. Panos:

On behalf of our client, Sanofi, (“Sanofi” or “Parent”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 31, 2019, relating to the Offer to Purchase (the “Offer to Purchase”) attached as Exhibit (a)(1)(A) of the above-referenced Schedule TO-T filed with the Commission on December 23, 2019. In connection with these responses, the Offerors are filing, electronically via EDGAR to the Commission, an amendment to the Schedule TO-T on the date of this response letter.

For ease of reference, each of the Staff’s comments is reproduced below in italics and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Offer to Purchase. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Offer to Purchase.

General

1. Comment: Please refer to the following statement in the third paragraph of the cover page: “Under no circumstances will interest be paid on the purchase price for the Shares.…” We note, however, that shareholders may be entitled to interest on the purchase price for Shares under Section 262 of the DGCL if such shareholders exercise their appraisal rights in connection with the Merger. As such, please revise this statement to clarify that no interest will be paid on the purchase price for Shares purchased in the Offer, as distinguished from Shares purchased in the Merger. Please also make any conforming changes to similar statements throughout the Offer to Purchase.

Mr. Nicholas P. Panos United States Securities and Exchange Commission January 7, 2020 Page 2

Response: In response to the Staff’s comment, the disclosures on the cover page and on pages 10 and 14 of the Offer to Purchase have been revised to clarify that no interest will be paid on the purchase price for Shares accepted for payment in the Offer.

Summary Term Sheet, pages 1-9

2. Comment: The following statement on page 3 states: “We estimate that we will need approximately $2.5 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger.” Please advise us why this $2.5 billion figure is different from the estimated transaction valuation of $2,599,172,092 in the “Calculation of Filing Fee” table in the Schedule TO-T. Alternatively, please revise the Offer to Purchase (including the other references to this $2.5 billion figure) or the Schedule TO-T to ensure consistency.

Response: The transaction valuation of $2,599,172,092 in the “Calculation of Filing Fee” table in the Schedule TO-T was calculated assuming (a) the maximum number of equity grants following the execution of the Merger Agreement permitted under the terms of the Merger Agreement, and (b) the highest level of participation under the Company’s employee stock purchase plan following the execution of the Merger Agreement. The estimated transaction valuation could be greater than the total purchase price that will actually be paid by Purchaser, given that the Company may issue fewer equity grants than such maximum number and Company employees may not participate in the employee stock purchase plan to the fullest extent.

In response to the Staff’s comment, however, the disclosures on pages 3 and 23 of the Offer to Purchase have been revised to provide that Purchaser will need approximately $2.6 billion to purchase all of the Shares Purchaser is seeking to purchase pursuant to the Offer and to complete the Merger.

Acceptance for Payment and Payment for Shares, pages 13-14

3. Comment: The final sentence of this section indicates that “[i]f any tendered Shares are not accepted for payment [ ] unpurchased shares will be returned…as promptly as practicable following the expiration or termination of the Offer.” Under Rule 14e-1(c), you must return the Shares “promptly” rather than “as promptly as practicable” upon the expiration or termination of the Offer. Please revise the cited statement, and make a corresponding change with respect to your obligation to pay for Shares “as promptly as practicable after the Offer Acceptance Time” on page 28 of the Offer to Purchase.

Mr. Nicholas P. Panos United States Securities and Exchange Commission January 7, 2020 Page 3

Response: In response to the Staff’s comment, the disclosures on pages 14 and 28 of the Offer to Purchase have been revised.

Procedures for Accepting the Offer and Tendering Shares, pages 14-17

4. Comment: Please refer to the following statement: “All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties.” Please revise this statement to remove the implication that shareholders may not challenge your determinations in a court of competent jurisdiction. In addition, please make conforming changes to similar statements regarding the “final and binding” nature of your determinations throughout the Offer to Purchase.

Response: In response to the Staff’s comment, the disclosures on pages 16 and 18 of the Offer to Purchase and page 10 of the Letter of Transmittal have been revised.

5. Comment: Please refer to the following statement: “Subject to applicable law as applied by a court of competent jurisdiction and the terms of the Merger Agreement, our interpretation of the terms and conditions of the Offer [ ] will be final and binding.” Please revise to expressly indicate that shareholders may challenge your determinations in a court of competent jurisdiction. At present, the disclosure does not account for this possibility and instead only indicates that a court might have a different opinion that could otherwise supersede your “final and binding” determination.

Response: In response to the Staff’s comment, the disclosure on page 16 of the Offer to Purchase has been revised.

Certain Information Concerning Parent, Purchaser and Certain Related Persons, pages 22-23

6. Comment: Certain statements regarding Aventis and Parent are qualified by “the knowledge of Purchaser.” Because Aventis and Parent are included as Offerors within the Schedule TO, please revise such statements to remove those knowledge qualifiers, or advise.

Response: The Offerors respectfully acknowledge the Staff’s comment and advise that the Offerors made due inquiry of each person listed on Schedule I of the Offer to Purchase to obtain the information that is disclosed with respect to each such person. Where independent verification was not possible, the Offerors relied on the information provided by the listed persons. Although the Offerors have no reason to believe any of the information provided in the disclosure is incorrect, the Offerors have qualified the disclosure due to the fact that it is based on third party information.

Mr. Nicholas P. Panos United States Securities and Exchange Commission January 7, 2020 Page 4

In response to the Staff’s comment, the knowledge qualifiers on pages 22 and 23 of the Offer to Purchase have been revised to make clear that the Offerors have made due inquiry and that the statements are presented to best of their knowledge and belief. The Offerors believe that this revised disclosure qualifier is appropriate under the circumstances and note that it is consistent with the rules governing the “Signature” section of Schedule TO (Rule 14d-100 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), whereby any person filing a tender offer statement pursuant to Section 14(d)(1) of the Exchange Act certifies that the information set forth therein is true, complete and correct, after due inquiry and to the best of its knowledge and belief.

7. Comment: Please refer to the following statement: “As of December 20, 2019, Parent directly beneficially owns no Shares.” Please revise to clarify whether Parent beneficially owns any Shares, either directly or indirectly.

Response: In response to the Staff’s comment, the disclosure on page 22 of the Offer to Purchase has been revised to clarify that Parent does not beneficially own any Shares, directly or indirectly.

8. Comment: Please qualify clause (v) in the last paragraph of this section by reference to the contracts, negotiations or transactions between the offerors and the Company described in the Offer to Purchase (or, alternatively by reference to the relevant sections of the Offer to Purchase in which such contracts, negotiations or transactions are disclosed).

Response: In response to the Staff’s comment, the disclosure on page 23 of the Offer to Purchase has been revised.

Source and Amount of Funds, page 23

9. Comment: We note that the Offer and the Merger are expected to be funded by Parent with cash on hand. Notwithstanding this disclosure, please affirmatively state whether or not any alternative financing plan exists. See Item 1007(b) of Regulation M-A.

Response: In response to the Staff’s comment, the disclosure on page 23 of the Offer to Purchase has been revised to clarify that Purchaser has no specific alternative financing arrangements or alternative financing plans in connection with the Offer or the Merger.

The Merger Agreement; Other Agreements, pages 27-47

10. Comment: Please refer to the following statement: “The summary description . . . is not intended to modify or supplement . . . any factual information about Parent, Purchaser or the Company or the transactions contemplated in the Merger Agreement contained in public reports filed by Parent or

Mr. Nicholas P. Panos United States Securities and Exchange Commission January 7, 2020 Page 5

the Company with the SEC.” We further note, however, that the Merger Agreement was filed as an exhibit to the Schedule TO. As such, please revise such disclosure to remove any implication that the Merger Agreement and the summary thereof do not constitute public disclosure. Please make conforming changes as necessary, including with respect to the reference to representations and warranties in the subsequent paragraph. See Exchange Act Release No. 34-51283 (March 1, 2005).

Response: In response to the Staff’s comment, the disclosure on page 27 of the Offer to Purchase has been revised to remove any implication that the Merger Agreement and summary thereof, including with respect to the reference to representations and warranties, do not constitute public disclosure.

Conditions of the Offer, pages 49-51

11. Comment: All offer conditions, other than those dependent upon the receipt of government regulatory approvals necessary to complete the Offer, must be satisfied or waived at or prior to expiration of the Offer. Without an express reference to a temporal constraint, both clause (i) of the second paragraph and the fifth bullet, however, indicate that you may terminate the Offer and not accept for payment any tendered Shares at any time if the Merger Agreement is terminated in accordance with its terms. Please remove the implication that the Offerors may be relieved of their obligation to purchase shares pursuant to certain, unspecified terms unrelated to the receipt of government approvals.

Response: In response to the Staff’s comment, the disclosure on page 49 of the Offer to Purchase has been revised.

12. Comment: Each of the clauses (1) through (4) in the sixth bullet contain the parenthetical “(subject to the applicable materiality standard as set forth in [the applicable clause]).” We note, however, that clause (2) requires that the representations and warranties referred to therein be accurate without regard to any materiality standard. Please advise us where we can review the materiality standard to which this parenthetical refers, and explain to us what legal effect this parenthetical has on the condition.

Response: In response to the Staff’s comment, the disclosure on page 50 of the Offer to Purchase has been revised to remove the reference to a materiality standard.

Mr. Nicholas P. Panos United States Securities and Exchange Commission January 7, 2020 Page 6

13. Comment: Clause (4) in the sixth bullet contains the parenthetical “(except in the case of the standard for what constitutes a defined term hereunder and the use of such defined term herein).” Please advise us what legal effect this parenthetical has on the condition.

Response: In response to the Staff’s comment, we respectfully advise the Staff that the intention of this language is to ensure that defined terms or components thereof which reference materiality (e.g., “Material Contracts”) are not covered by provisions that would otherwise cause such materiality qualifiers to be disregarded in the determination of the accuracy of the applicable representations and warranties. The disclosure on page 50 has also been revised to clarify that “hereunder” and “therein” refer to the Merger Agreement.

14. Comment: All offer conditions, except those dependent upon the receipt of government regulatory approvals necessary to consummate the Offer, must be satisfied or waived at or before the expiration of the Offer. The Offerors, however, represent that the offer conditions “may be waived by Parent or Purchaser in whole or in part at any time and from time to time [ ] subject [to] applicable law.” Notwithstanding the reference to “applicable law,” please revise to remove the implication that conditions may be waived after expiration.

Response: In response to the Staff’s comment, the disclosure on page 51 of the Offer to Purchase has been revised.

Appraisal Rights, pages 53-54

15. Comment: Please refer to the following statement: “The foregoing summary of the appraisal rights [ ] does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights [ ] and is qualified in its entirety by reference to Section 262.” Although you may include appropriate disclaimers concerning the nature of a summary, the summary must not contain material omissions. Please confirm that no such omissions exist, or revise the disclosure as appropriate.

Response: In response to the Staff’s comment, the Offerors confirm that no such material omissions exist.

Miscellaneous, pages 54-55

16. Comment: We note the following statement: “The Offer is not being made to, nor will tenders be accepted from [ ], holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.” While offer materials need not be disseminated into jurisdictions where such a distribution would be impermissible, please remove the implication that tendered Shares will not be accepted from all stockholders. See Rule 14d-10 and guidance in Section II.G.1 of Exchange Act Release No. 58597 (September 19, 2008). Please make conforming changes to the Letter of Transmittal.

Mr. Nicholas P. Panos United States Securities and Exchange Commission January 7, 2020 Page 7

Response: In response to the Staff’s comment, the disclosure on page 54 of the Offer to Purchase has been revised. The Letter of Transmittal and the Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, filed as Exhibit (a)(1)(E) to the Schedule TO also have been revised.

[Remainder of Page Intentionally Left Blank]

Mr. Nicholas P. Panos United States Securities and Exchange Commission January 7, 2020 Page 8

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8552 or by e-mail at michael.aiello@weil.com.

Sincerely yours,

/s/ Michael J. Aiello
Michael J. Aiello

cc: Karen Linehan, Executive Vice President Legal Affairs and General Counsel